

Mail Stop 3030

February 25, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Anthony L. Genito
Chief Financial Officer
Spectrum Brands, Inc.
Six Concourse Parkway, Suite 3300
Atlanta, Georgia 30328

> **Re: Spectrum Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **Form 10-Q for the Quarter Ended January 3, 2010**
> **File No. 001-13615 |**

Dear Mr. Genito:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

-Critical Accounting Policies, page 75

-Valuation of Assets and Asset Impairment, page 75

1.   In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

   - Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

   - Disclose the amount of goodwill allocated to each reporting unit;

   - Describe the methods and key assumptions used and how the key assumptions were determined;

   - Describe the degree of uncertainty associated with the key assumptions; and

   - Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2.   We note your disclosures that the impairment of your goodwill and indefinite-lived intangible assets, the discount rate for your pension liability, etc. were valued based upon third parties valuations and/or actuaries. While in future filings, management may elect to take responsibility for the valuations, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/ corpfin/guidance/sasinterp.htm>.

-Pensions, page 77

3.   We note that you used a discount rate of 5% to 11.8% in fiscal 2009 and discount rate of 5.0% to 7% in fiscal 2008 related to your pension liability. With a view towards enhanced disclosure, please revise your future filings to explain in more detail why you changed your discount rate during fiscal 2009 and the impact that this change had on your pension liability.

<u>Item 9A. Controls and Procedures, Page 82</u>

4.   We note your disclosure that management assessed the effectiveness of your internal control over financial reporting as of September 30, 2009. However, it does not appear that your management has completed its assessment of internal control over financial reporting as you have not included disclosure of management's conclusion on the effectiveness of your internal control over financial reporting. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting, including a clear statement as to whether or not internal control over financial reporting is effective.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

5.   Further to the above, please tell us how you have considered whether management's failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please also note the guidance in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 11. Executive Compensation, page 86

Compensation Components, page 89

6.   In future filings, expand the references to "compensation levels for similarly situated executives with other companies" on pages 89 and 92 to identify the companies. Explain what factors you considered in determining which companies to focus upon.

7.   We note from your disclosure on pages 89 through 95 that you have not disclosed the specific goals and targets to be achieved in order for your named executive officers to earn their other compensation components. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific goals and targets, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals or targets or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Item 15. Exhibits, Financial Statements and Schedules, page 129

-Consolidated Statement of Operations, page 133

8.   We note from your disclosures here and throughout the filing that your successor period is from August 31, 2009 through September 30, 2009 and that you have referred to the successor period as the "one month ended September 30, 2009" for the ease of reference. Please revise your future filings to present and refer to the successor period financial statements for the actual period.

Notes to Consolidated Financial Statements, page 137

Note 1. Description of Business, page 137

9.   We note here and throughout the filing that you elected to adopt a convenience date of August 30, 2009 rather than the effective date of August 28, 2009 for recording your fresh-start accounting related to your emergence from Chapter 11 Bankruptcy. Please tell us and revise your future filings to explain in more detail why you used a convenience date rather than the actual effective date.

Note 2. Voluntary Reorganization Under Chapter 11 Bankruptcy, page 139

10.   Reference is made to adjustment (j). We note that you increased shareholders' equity by recording an adjustment of approximately $725 million related to the issuance of 30 million shares of common stock. Please tell us and revise your future filings to explain how you determined the fair value of your common stock issued on the effective date.

Note 8. Debt, page 178

11.   We note on pages 181-182 that your restructured 12% notes maturing on August 28, 2019 contain a provision that require the company to make an offer to repurchase the notes for a specified redemption price upon the occurrence of a change control. Please tell us how you evaluated the redemption feature contained within the notes for embedded derivatives requiring bifurcation pursuant to 815-15 of the FASB Accounting Standard Codification.

Note 9. Income Taxes, page 182

12.   We note the table on page 186 disclosing the changes to the amount of unrecognized tax benefits. Please tell us why a new basis of accounting is not being established for the unrecognized tax benefits as of the fresh-start accounting adoption date and why you consider it appropriate to roll forward the successor company's unrecognized tax benefits from the predecessor company's unrecognized tax benefits.

Note 10. Discontinued Operations, page 187

13.   We note that you presented your growing products portion of your Home and Garden Business as a discontinued operation for each reporting period presented due to your predecessor Board approving a decision to shut down this portion of the Home and Garden Business on November 11, 2008. Please tell us and revise your future filings to explain how the growing products portion of the Home and Garden Business met the definition of a "component of an entity" within the master glossary outlined in the FASB Accounting Standards Codification. Please also discuss how you met the criteria outlined in 205-20-45-1 of the FASB Accounting Standards Codification to present the shut-down of the growing products business as a discontinued operation.

Form 10-Q for the Quarter Ended January 3, 2010

Note 11. Segment Results, page 27

14.   We note that your Global Batteries & Personal Care segment does business through a Venezuelan subsidiary. We further note that you determined that Venezuela meets the definition of a highly inflationary economy under US GAAP on January 4, 2010, the beginning of your second quarter. Please explain to us why you determined that

Venezuela meets the definition of a highly inflationary economy on January 4, 2010 rather than on January 3, 2010. Within your discussion, please explain to us in more detail how you plan on accounting for the designation of the change of your Venezuelan subsidiary to a highly inflationary economy in accordance with paragraphs 830-10-45-10 through 45-16 of the of the FASB Accounting Standard Codification.

As appropriate, please amend your 2009 Form 10-K and respond to these comments within 30 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
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Sincerely,

Lynn Dicker
Reviewing Accountant